May 2, 2007


By facsimile to (817) 795-0154 and U.S. Mail


Mr. Edward Stevens
President
Kingdom Koncrete, Inc.
4232 East Interstate 30
Rockwall, TX 75087

Re:	Kingdom Koncrete, Inc.
	Pre-effective Amendment 3 to Registration Statement on Form
SB-1
	Filed April 18, 2007
File No. 333-138194

Dear Mr. Stevens:

	We reviewed the filing and have the comments below.

General

1. Please update the following disclosures to be consistent with your financial statements as of December 31, 2006:

* Risk factors 1, 4, and 9, pages 3-5.

* Related party advances, page 18.

* Common stock issued and outstanding, page 20.

* Experts in accounting and auditing, page 21.

* Capitalization table, page 22.

2. Please update also these disclosures:

* The last paragraph under "Description of Business" on page 11.

* The first table on page 12.

* The last paragraph under "Operations" on page 14.

* "Insurance" on page 15.

Undertakings, page 25

3. Please include the Rule 430C undertaking required by Item
512(g)(2) of Regulation S-B.

Closing

	File an amendment to the SB-1 in response to the comments. To expedite our review, Kingdom Koncrete may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Kingdom
Koncrete thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Kingdom Koncrete and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Kingdom Koncrete requests acceleration of the registration statement`s effectiveness, Kingdom Koncrete should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Kingdom Koncrete from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Kingdom Koncrete may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Kingdom Koncrete provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,





 Jennifer R. Hardy
   Legal Branch Chief

cc:	T. Alan Owen, Esq.
	The Owen Law Firm, P.C.
	1112 East Copeland Road, Suite 420
	Arlington, TX 76011



Mr. Edward Stevens
May 2, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE